UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16
or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-39684

CI Financial Corp.
(Translation of registrant’s name into English)

15 York Street Second Floor Toronto, Ontario, Canada M5J 0A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          ☐          Form 40-F          ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.1 to this Form 6-K of CI Financial Corp. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statements on Form F-10 (File No. 333-251032) and Form S-8 (File No. 333-253489) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management Information Circular dated May 3, 2022
99.2	Notice of Meeting dated May 3, 2022
99.3	Notice and Access Notification
99.4	Virtual User Guide
99.5	Form of Proxy
99.6	Annual Report for the year ended December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Corp.
(Registrant)

Date:	May 16, 2022	By:	/s/ Edward Kelterborn
			Name:	Edward Kelterborn
			Title:	Chief Legal Officer

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